

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2021

Richard Katz
Chief Financial Officer
Allena Pharmaceuticals, Inc.
One Newton Executive Park
Suite 202
Newton, MA 02462

      Re: Allena Pharmaceuticals, Inc.
          Form 10-K for the fiscal year ended December 31, 2020
          Filed March 11, 2021
          Form 10-Q for the fiscal quarter ended June 30, 2021
          Filed August 12, 2021
          File No. 001-38268

Dear Mr. Katz:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Life Sciences